UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-6402-1
THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 29, 2010

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2009	2008
Investments:
Pooled separate accounts	$267,632,740	$196,322,294
Registered investment company	4,237,647	—
SCI common stock fund	48,576,419	28,038,935
Interest-bearing cash	2,967,065	2,084,102
Self-directed accounts	540,017	344,560
Participant loans	15,319,763	13,245,357

Total investments	339,273,651	240,035,248

Total assets	$339,273,651	$240,035,248

Liabilities:
Securities purchased	—	684,935

Excess contributions payable	1,050,020	1,398,278

Total liabilities	$1,050,020	$2,083,213

Net assets available for benefits	$338,223,631	$237,952,035

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2009
Additions to net assets attributed to:
Contributions:
Employer	$18,913,601
Participants	25,390,911
Rollovers from other qualified plans	999,818

Total contributions	45,304,330

Investment income:
Dividend and interest income	2,033,579
Net appreciation in the fair value of pooled separate accounts	43,503,313
Net appreciation in the fair value of registered investment company	279,690
Net appreciation in the fair value of SCI common stock	19,201,448
Realized gain on sale of SCI common stock	1,153,827
Net appreciation in the fair value of self-directed accounts	100,087

Total investment income	66,271,944

Total additions to Net Assets	111,576,274

Deductions from net assets attributed to:
Distributions to participants	26,386,097
Administrative expenses	337,952

Total deductions from Net Assets	26,724,049

Transfer from Rose Hills Company 401(k) Saving Plan	15,419,371

Net increase	100,271,596

Net assets available at the beginning of the period	237,952,035

Net assets available at the end of the period	$338,223,631

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
1. Plan Description
General
The following description of the SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company (Mass Mutual) and participant accounts are maintained by MassMutual Retirement Services. State Street Bank and Trust Company (State Street) serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $16,500 in 2009. An additional catch-up contribution of $5,500 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary Company contributions for the year ended December 31, 2009.
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2009, forfeited balances applied to reduce employer contribution and plan expenses amounted to $1,191,137 and $83,716, respectively.
Vesting
Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2 .
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
2. Summary of Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 for information regarding Fair Value Measurements).
A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. State Street Global Markets is asset custodian for the self-directed investment accounts.
Net appreciation (depreciation) in the fair value of the pooled separate accounts and registered investment company consist of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expense
Administrative expenses represent record keeping fees paid to Mass Mutual. Legal and audit fees are paid by SCI.
Subsequent Events
The Plan has evaluated subsequent events for the year ended December 31, 2009.
In December 2009, SCI acquired Palm Mortuary, Inc and as a result, the account balances of the Retirement Savings Plan of Palm Mortuary, Inc. were transferred into the Plan in April 2010. A total of $5,322,730 was transferred to the Plan. All eligible participants of the Retirement Savings Plan of Palm Mortuary, Inc. are credited with years of service with the Retirement Savings Plan of Palm Mortuary, Inc. for vesting purposes under the Plan.
In March 2010, SCI acquired Keystone North America, Inc. (Keystone). Prior to acquisition, the Keystone plan was terminated and no assets were transferred.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
3. Investments
Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2009	December 31, 2008
MassMutual Select Large Cap Value Fund	19,931,347	14,643,967
MassMutual Select Overseas Fund	20,512,567	13,034,733
MassMutual Premier Capital Appreciation Fund	25,179,098	12,198,389
MassMutual Stable Income Fund	78,744,794	80,716,162
MassMutual Total Return Fund	29,568,569	24,274,777
MassMutual Select Destination Retirement 2020 Fund	17,288,071	*
SCI Common Stock Fund	48,576,419	28,038,935
Loans with interest rates of 4.25% to 10.25%	*	13,245,357

*	Amount is less than 5% of net assets available for Plan benefits.
4. Fair Value Measurements
Financial Instruments Recorded at Fair Value
Fair Value Measurements Topic of the FASB Accounting Standards Codification (ASC) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under Fair Value Measurements Topic of the ASC are described below:
•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 – Other significant observable inputs (including quoted prices in active markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2009 and 2008:
The underlying investments held in registered investment companies, pooled separate accounts, SCI common stock fund, self-directed accounts and interest-bearing cash are valued at the net asset value of units held by the Plan at year end.
Participant loans are valued at amortized cost, which approximates fair value.
The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The fair value of investments are categorized as follows at December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts	$—	$267,632,740	$—	$267,632,740
SCI Common Stock Fund	—	48,576,419	—	48,576,419
Interest-Bearing Cash	—	2,967,065	—	2,967,065
Self Directed Accounts	—	540,017	—	540,017
Registered Investment Company	—	4,237,647	—	4,237,647
Participant Loans	—	—	15,319,763	15,319,763

Total Assets at Fair Value	$—	$323,953,888	$15,319,763	$339,273,651

	2008
	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts	$—	$196,322,294	$—	$196,322,294
SCI Common Stock Fund	—	28,038,935	—	28,038,935
Interest-Bearing Cash	—	2,084,102	—	2,084,102
Self Directed Accounts	—	344,560	—	344,560
Participant Loans	—	—	13,245,357	13,245,357

Total Assets at Fair Value	$—	$226,789,891	$13,245,357	$240,035,248

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

Participant Loans
Balance, as of January 1, 2008	$11,346,782
Loan Issuances	8,742,287
Loan Repayments	(6,662,287)
Deemed Distributions	(181,425)

Balance, as of December 31, 2008	13,245,357
Loan Issuances	8,955,422
Loan Repayments	(6,715,605)
Deemed Distributions	(165,411)

Balance, as of December 31, 2009	$15,319,763

5. Excess Contributions
Benefit distributions of $26,386,097 for the plan year ended December 31, 2009 include payments of $1,050,020 owed to certain active participants and SCI to return to them excess deferral and matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan’s statement of net assets available for benefits as excess contribution payable at December 31, 2009. The excess contributions were refunded to certain participants and SCI in March, 2010.
6. Income Taxes
A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
7. Transfer from Rose Hills Company 401(k) Savings Plan
In January 2009, the account balances of the Rose Hills Company 401(k) Savings Plan were transferred into the Plan as the result of a merger. A total of $15,419,371 was transferred to the Plan. All eligible participants of the Rose Hills Company 401(k) Savings Plan are credited with years of service with the Rose Hills Company for vesting purposes under the Plan.
8. Plan Amendment
Effective January 1, 2008, the Company amended the Plan to change employer matching contribution as follows:

Participant’s Completed Years of Vesting Service	Matching Percentage	Limit
Less than 6 years	75%	up to 6%
Greater than 6 years and less than 11 years	100%	up to 6%
11 or more	125%	up to 6%
9. Party-in-Interest
The Plan invests in various funds offered by Mass Mutual and State Street. These investments are considered party-in-interest transactions because Mass Mutual and State Street serve as Trustees for the Plan. The Plan Administrator has approved of these investment options.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2009
EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor or
	similar party	Description of investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Company Value Fund	**	$11,524,585
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Large Cap Value Fund	**	19,931,347
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Small Cap Growth Equity Fund	**	16,760,048
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Overseas Fund	**	20,512,567
*	Massachusetts Mutual Life Insurance Co	MassMutual Premier Capital Appreciation Fund	**	25,179,098
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Income Fund	**	78,744,794
*	Massachusetts Mutual Life Insurance Co	MassMutual Total Return Fund	**	29,568,569
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2010 Fund	**	9,082,985
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2020 Fund	**	17,288,071
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2030 Fund	**	12,481,842
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2040 Fund	**	5,813,440
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement 2050 Fund	**	2,029,140
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Destination Retirement Income Fund	**	4,605,930
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Indexed Equity Fund	**	8,722,224
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market Fund	**	5,910
*	Massachusetts Mutual Life Insurance Co	MassMutual Mid Cap Value Fund	**	1,093,521
*	Massachusetts Mutual Life Insurance Co	MassMutual Select Mid Cap Growth Fund	**	3,232,227
*	Massachusetts Mutual Life Insurance Co	MassMutual International Growth Fund	**	1,056,442
*	State Street Global Markets	Self-Directed Accounts	**	540,017
*	Pacific Investment Management Company, LLC	PIMCO Real Return Fund	**	4,237,647
*	Service Corporation International	SCI Common Stock Fund	**	48,576,419
*	State Street Bank & Trust Company	Interest-Bearing Cash	**	2,967,065
*	Participant Loans	Loans with interest rates of 4.25% to 10.25%	-0-	15,319,763

				$339,273,651

*	Party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan
Date: June 29, 2010	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.

	By:	/s/ Jane Jones
Vice President of Human Resources